SECURITIES AND UNITED STATES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)*

Syms Corp
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

871551107
(CUSIP Number)

Marcy Syms
c/o Syms Corp
Syms Way
Secaucus, New Jersey 07094
(201) 902-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act.

(Continued on following pages)
(Page 1 of 10 pages)

SCHEDULE 13D
CUSIP NO. 871551107	Page 2 of 10

1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Sy Syms
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3)		SEC USE ONLY
4)		SOURCE OF FUNDS Not applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6)		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 8,321,330
	9)	SOLE DISPOSITIVE POWER 150,196
	10)	SHARED DISPOSITIVE POWER 0
11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,321,330
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%
14)		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 871551107	Page 3 of 10

1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Marcy Syms
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3)		SEC USE ONLY
4)		SOURCE OF FUNDS Not applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6)		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 8,321,330
	9)	SOLE DISPOSITIVE POWER 1,577,455
	10)	SHARED DISPOSITIVE POWER 6,743,875
11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,321,330
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.8%
14)		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 871551107	Page 4 of 10

1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Cortlandt Enterprises Limited Partnership
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3)		SEC USE ONLY
4)		SOURCE OF FUNDS Not applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6)		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 5,896,087
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 5,896,087
11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,087
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14)		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP NO. 871551107	Page 5 of 10

1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Our Best Customer Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3)		SEC USE ONLY
4)		SOURCE OF FUNDS Not applicable
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6)		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 5,896,087
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 5,896,087
11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,087
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14)		TYPE OF REPORTING PERSON CO

* This Statement on Schedule 13D (this “Statement”) shall be deemed to be an amendment of that certain Amendment No. 5 to the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) with respect to a January 30, 2004 transaction by Marcy Syms, an amendment of that certain Amendment No. 6 to the Statement on Schedule 13D, filed with the SEC relating to a transaction on January 30, 2004 by Sy Syms and an initial statement on Schedule 13D by each of The Cortlandt Enterprises Limited Partnership and Our Best Customer Inc., each of whom is one of the Reporting Persons identified below.  In accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement amends and supplements only information that has materially changed since the filing of the Amendments described above.

Item 1.    Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Statement relates to ownership of the Common Stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices located at One Syms Way, Secaucus, New Jersey 07094.

Item 2.   Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a) NAME:

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are as follows:

-Sy Syms
-Marcy Syms
-The Cortlandt Enterprises Limited Partnership (the “Partnership”)
-Our Best Customer Inc. (the “General Partner”)

(b) RESIDENCE OR BUSINESS ADDRESS:

The principal business address of each Reporting Person is c/o Syms Corp, One Syms Way, Secaucus, New Jersey 07094.

(c) PRESENT PRINCIPAL OCCUPATIONS OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED.

The principal business of Sy Syms is to serve as Chairman of the Company.

The principal business of Marcy Syms is to serve as Chief Executive Officer/President of the Company.

The principal business of the Partnership is owning, developing, managing and selling such investments as the General Partner deems appropriate and to conduct any other legally permitted business including shares of the Company.

The principal business of the General Partner is to act as general partner of the Partnership.

(d), (e) CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

  During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

  (f)  Each of Sy Syms and Marcy Syms is a citizen of the United States

  The Partnership is a New York limited partnership.

  The General Partner is a New York corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3  is hereby amended and supplemented by adding the following:

The Partnership did not expend any funds in connection with the transaction described in Item 4 below.

Item 4.    Purpose of Transaction.

  Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Marcy Syms and Sy Syms are parties to a certain Voting Agreement, entered into on January 30, 2004, pursuant to which they agreed to vote together with respect to the election of the directors nominated by the Nominating & Governance Committee of the Company and in favor of certain other matters which are approved by the Board of Directors of the Company.  Accordingly, as of January 30, 2004 Marcy Syms and Sy Syms each became a member of a “group” for purposes of Schedule 13(d) of the Exchange Act. As a result, each of them is deemed to have beneficial ownership, within the meaning of Exchange Act Rule 13d-3,  of the shares beneficially owned by the other.

On July 28, 2008, the Sy Syms Revocable Living Trust, dated March 17, 1989 (the “Sy Syms Trust”), of which Sy Syms is the beneficiary and trustee, transferred 5,896,087 of the 6,046,283 shares of Common Stock which it owned to  the Partnership. The consideration for the transfer of such 5,896,087 shares (the “Partnership Shares”) was the issuance to the Sy Syms Trust of a 99% limited partnership interest in the Partnership.  The Partnership now possesses the right to vote the Partnership Shares.  Management authority including, without limitation, the right to vote and to dispose of the Partnership Shares, is made by the General Partner of the Partnership.  Marcy Syms is the  officer, director and owner of the General Partner.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

5(a)&(b)  As of July 28, 2008, Sy Syms beneficially owned 8,321,330 shares of Common Stock, representing approximately 55.8% of the outstanding shares of the Company. Of such total, Sy Syms is the (i) direct beneficial owner of 150,196 shares of Common Stock owned by the Sy Syms Trust, as to which he retains sole voting power and the right to revoke the Sy Syms Trust at any time, and (ii) indirect beneficial owner of 8,171,134 shares of Common Stock beneficially owned by Marcy Syms as set forth elsewhere in this Item as a result of being a member of a group.

As of July 28, 2008, Marcy Syms beneficially owed 8,321,330 shares of Common Stock, representing approximately 55.8% of the outstanding shares of the Company. Of such total, Marcy Syms is the (i) direct beneficial owner of 1,577,455 shares of Common Stock (which includes (a) 946,932 shares held in her own name, (b) 317,183 shares held in the Marcy Syms Revocable Living Trust, dated January 12, 1990, as amended, as to which Marcy Syms retains the sole voting power of such shares and the right to revoke the Marcy Syms Revocable Living Trust at any time, and (c) 313,340 shares issuable upon the exercise of options held by Marcy Syms, which are either currently exercisable or exercisable within 60 days of the date hereof); and (ii) indirect beneficial owner of 6,743,875 shares of Common Stock (which includes (a) 697,592 shares held in the Laura Merns Living Trust, dated February 14, 2003, between Laura Merns, as settlor, and Marcy Syms, as trustee, of which Marcy Syms, as sole trustee, has sole voting and dispositive power over the shares of Common Stock held by such Trust, (b) 5,896,087 shares of Common Stock owned by the Partnership as set forth elsewhere in this Item, as to which Marcy Syms has sole voting and dispositive power as the sole officer, director and owner of the General Partner, and (c) the 150,196 shares of Common Stock beneficially owned by Sy Syms as set forth elsewhere in this Item as a result of being a member of a group).

As of July 28, 2008, the Partnership beneficially owned 5,896,087 shares of Common Stock, representing approximately 40.4% of the outstanding shares of Common Stock of the Company.  The Partnership disclaims ownership of any shares owned by other Reporting Persons.

As the general partner of the Partnership, the General Partner may also be deemed to beneficially own as of July 28, 2008 the 5,896,087 shares of Common Stock owned by the Partnership, representing approximately 40.4% of the outstanding shares of Common Stock of the Company. The General Partner disclaims ownership of any shares owned by other Reporting Persons.

As of July 28, 2008, as set forth elsewhere in this Item, the Reporting Persons beneficially owned an aggregate of 8,321,330 shares, representing approximately 57.0% of the outstanding shares of Common Stock of the Company.

Item 7      Material To Be Filed As Exhibits

Exhibit 99.1
Joint Filing Agreement, dated as of July 28, 2008, by and among Sy Syms, Marcy Syms, Our Best Customer Inc., a New York corporation, and The Cortlandt Enterprises Limited Partnership, a New York limited Partnership

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2008

/s/ Sy Syms
Sy Syms

/s/ Marcy Syms
Marcy Syms

THE CORTLANDT ENTERPRISES
LIMITED PARTNERSHIP
By: Our Best Customer, Inc., General Partner

By:	/s/ Marcy Syms
Marcy Syms, President

OUR BEST CUSTOMER, INC.
By:	/s/ Marcy Syms
Marcy Syms, President